Minutes of The Board of Directors

June 25, 2009   5:00 PM MST

WRITTEN CONSENT OF DIRECTORS OF GREEN OASIS ENVIRONMENTAL, INC.

The undersigned, constituting all of the directors of Green Oasis Environmental, Inc., a Florida corporation ("Corporation"), hereby adopt the following resolutions by written consent pursuant to Florida Law:

Resolution 1:

RESOLVED, that the corporation approve a corporate name change to Global Enviro Solutions, Inc.

There being no further business the meeting is adjourned:

Peter Margiotta
Being President & Director of the Corporation

SIGNATURES



Peter Margiotta
President & Director



Frank Pellizzari
Secretary & Director